Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               December 15, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9071
              Senior Loan Closed-End and ETF Portfolio, Series 33
                                 (the "Trust")
                      CIK No. 1825824 File No. 333-249960
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
-----------------------

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio
---------

      3. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE CLOSED-END FUNDS AND ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND OR ETF, THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND OR ETF, THE QUALITY AND CHARACTER OF THE FIXED-INCOME SECURITIES OR OTHER ASSETS HELD BY THE CLOSED-END FUND OR ETF, AND THE EXPENSE RATIO OF THE CLOSED- END FUND OR ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE CLOSED-END FUNDS AND ETFS. THE SPONSOR DOES NOT REQUIRE SPECIFIC DURATION, MATURITY OR INVESTMENT QUALITY POLICIES WHEN SELECTING THE FUNDS FOR THE TRUST'S PORTFOLIO." PLEASE BE MORE SPECIFIC AS TO THESE CRITERIA.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The Closed-End Funds and ETFs were selected by our research department based on the following factors.

      The Closed-End Funds are selected based on a number of factors, including, but not limited to, the Closed-End Fund's size and liquidity (requiring no more than 2.5 days average trading volume at the maximum anticipated size of the Trust), the premium or discount of the Closed-End Fund (both relative to the Closed-End Fund's history and to its peer funds), the current dividend yield of the Closed-End Fund (prioritizing Closed-End Funds with the highest dividend yields), the quality and character of the fixed-income securities or other assets held by the Closed-End Fund (mostly focusing on credit quality, as the underlying securities are relatively similar in maturity and duration), and the expense ratio of the Closed-End Fund (prioritizing Closed-End Funds with lower expense ratios).

      The ETFs are selected based on a number of factors, including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETF (prioritizing ETFs with the highest dividend yields), the quality and character of the fixed-income securities or other assets held by the ETF (mostly focusing on credit quality, as the underlying securities are relatively similar in maturity and duration), and the expense ratio of the ETF (prioritizing ETFs with lower expense ratios).

      These factors are considered while attempting to limit the overlap of the securities held by the Closed-End Funds and ETFs.

      The Sponsor does not require specific duration, maturity or investment quality policies when selecting the Closed-End or ETFs for the Trust's portfolio."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP

                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon